Second Amendment to
Investment Advisory Contract
between

WesMark Funds

and

WesBan.co Bank, Inc.

This Second Amendment (the "Amendment") to the Investment Advisory Contract dated May 10, 2001, as amended, (the "Contract") between WesMark Funds (the "Trust") and WesBanco Bank Inc., through its investment advisory division, WesBanco Investment Department (the "Advisor"), is made and entered into as of the 28th day of February, 2017.

WHEREAS, on August 9, 2016, the Board of Trustees of the Trust ratified and approved the creation of a new series of the Trust, the WesMark Tactical Opportunity Fund (the "Fund"), and approved the fees payable by the Fund to the Adviser for investment advisory services under the Contract;

WHEREAS, the Trust desires to add the Fund to the Contract under the same terms and conditions of the Contract as the other series of the Trust, and the Adviser has agreed to add the Fund to the Contract; and

WHEREAS, the Trust and the Adviser desire to add a new Exhibit F to the Contract as attached hereto to reflect the addition of the Fund and fees payable by the Fund.

NOW THEREFORE, in consideration of the promises and covenants contained herein, the Trust and the Adviser agree to amend the Contract as follows:

1.	The WesMark Tactical Opportunity Fund and Exhibit F as attached hereto shall be added to the Contract;

2.	All other terms and conditions of the Contract not modified in this Amendment shall remain in full force and effect; and

3.	This Amendment and the Contract will become binding on the parties upon their execution of Exhibit F as attached hereto.

Exhibit F

to the

Investment Advisory Contract

WesMark Tactical Opportunity Fund

For all services rendered by Adviser hereunder, the above-named Fund of the Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to .75 of 1% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of .75 of 1% applied to the daily net assets of the Fund.

The advisory fee accrued shall be paid to the Adviser monthly.

Notwithstanding anything to the contrary in the Contract, with regard to the above-named Fund, the Contract shall continue in effect for an initial period of two years starting on or about the date of the initial effectiveness of a post-effective amendment to the Trust’s registration statement and thereafter for successive periods of one year, subject to the provisions of the Contract and annual approval by the vote of a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons, cast in person at a meeting called for the purposes of voting on such approval.

Witness the due execution hereof this 28th day of February 2017.

WesBanco Bank, Inc.

By:	/s/ David B. Ellwood
Name:	David B. Ellwood
Title:	EVP & Chief Investment Officer

WesMark Funds, on behalf of WesMark Tactical Opportunity Fund

By:	/s/ Scott A. Love
Name:	Scott A. Love
Title:	Vice President